SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.

                                FORM U-57
                           AMENDMENT NO. 1 TO
              NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                    Filed under section 33(a) of the
          Public Utility Holding Company Act of 1935, as amended

                         Moravske Teplarny  a.s.
                    (Name of foreign utility company)

                              Cinergy Corp.
(Name of filing company, if filed on behalf of a foreign utility company)

The Commission is requested to mail copies of all communications relating to this Notification to:

                             Cheryl M. Foley
                             David L. Wozny
                              Cinergy Corp.
                         139 East Fourth Street
                         Cincinnati, Ohio 45202

     Cinergy Corp. ("Cinergy"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Commission on behalf of Moravske Teplarny a.s., (formerly Teplarna Svit, a.s.), a corporation organized under the laws of the Czech Republic, that the description of its generation capacity of 36 MW as was previously described in a Form U-57 filing dated July 1, 1998, SEC File Number 073-00011 was incorrect, and should have been 47.5 MW. As so amended, the notification reads as follows:

Item 1. Name of entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.
Identification, to the extent known, of each person holding 5% or more of any class of voting securities of the foreign utility company and description of the amount and nature of the interest.

     The name and business address of the company on whose behalf foreign utility company status is claimed is Moravske Teplarny a.s. ("MT"), tr. T. Bati 1970, 762 02, Zlin, Czech Republic.

     MT owns and operates 47.5 MW of coal-fired, electric generation and associated distribution assets in the Czech Republic. MT's electric assets are located in and around Zlin in the Czech Republic, and supply electricity to local industry and Jihomoravska energetika ("JME"), the regional electric distribution utility.

     MT has an authorized share capital of 229,463,000 million Czech crown ("CZK"), of which 10 ordinary shares with a nominal value of CZK 20,000,000 each and 1 ordinary share with nominal value of CZK 29,463,000, are issued and outstanding. Cinergy Global Resources 1 B.V. (formerly Midlands Power Europe B.V.), a company incorporated in The Netherlands and an indirect wholly-owned subsidiary of Cinergy Corp., is the legal and beneficial owner of 100% of the issued share capital of MT.

Item 2. Name of any domestic associate public utility company and, if applicable, its holding company, and description of the relationship between the foreign utility company and such company, and the purchase price paid by any domestic associate public utility company for its interest in the foreign utility company.

     The following domestic public utility companies, each of which is a direct or indirect wholly-owned subsidiary of Cinergy, are associate companies of MT: The Cincinnati Gas & Electric Company ("CG&E"), PSI Energy, Inc., The Union Light, Heat and Power Company ("Union"), Lawrenceburg Gas Company ("Lawrenceburg"), The West Harrison Gas and Electric Company ("West Harrison") and Miami Power Corporation ("Miami"). Union, Lawrenceburg, West Harrison and Miami are all direct wholly-owned subsidiaries of CG&E.

     None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with MT nor is any such investment or contractual relationship contemplated.

                                SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized as of the date indicated below:

                                   CINERGY CORP.


                                   By:  /s/William L. Sheafer
                                        Vice President & Treasurer

Dated:   April 23, 1999